Filed by Independent Bank Corporation
Commission File No.: 0-7818
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: HCB Financial Corp.
Q&A for Bank Customers

Highpoint Community Bank Customer Talking Points

Q: What is happening next with Highpoint Community Bank and Independent Bank?
A: Highpoint Community Bank is in the process of becoming part of Independent Bank. Following shareholder and regulatory approvals, we expect to complete a core banking system conversion in the fall. After that conversion, Highpoint Community Bank will operate as part of the Independent Bank network under the Independent Bank name, while continuing our shared focus on relationship‑based, community banking.
Q: When will I see changes to my banking?
A: Most changes will occur at the time of the core banking conversion, which we expect to take place in the fall. You do not need to do anything now. We will provide clear, detailed information well in advance of this conversion, so you know exactly what is changing, when it is changing, and what steps—if any—you need to take.
Q: What kinds of changes should I expect after conversion?
A: After conversion, some of the following may change:
•Account names and how they appear on statements
•Features/structures for certain accounts
•Routing or account numbers
•Online and mobile banking log‑in process and app
•Debit/ATM cards and checks
Any changes will be communicated clearly and in advance, with specific instructions if your account numbers, cards or online access are affected. Our goal is to make this transition as smooth as possible for you.
Q: What will stay the same for me?
A: The way we serve you, as well as our commitment to local, people‑focused community banking will remain the same. We expect that many of the same bankers and local teams you know today will continue to serve you as part of Independent Bank. Our focus on personalized service, local decision‑making, and community involvement is not changing.

Q: How will this merger benefit me as a customer?
A: Once Highpoint becomes part of Independent Bank, you’ll benefit from the strengths of both organizations, including:
•A broader, better‑connected branch and ATM network across Michigan’s Lower Peninsula, including the Lakeshore, Grand Rapids, Kalamazoo, and Lansing corridor.
•Access to Independent Bank’s expanded product set, including additional deposit, lending, mortgage and digital banking solutions.
•Increased lending capacity to support families, businesses, and farms in our communities.
•The combined expertise of two community‑oriented banks with deep local roots.
Q: Will my current accounts, products, or services go away?
A: Our intent is to offer you comparable—and in many cases enhanced—accounts, products and services as part of Independent Bank. If any of your current Highpoint products will change, we will provide you with advance notice outlining:
•The product you have today
•What it will transition to
•Key differences in features or pricing
•Any actions you may need to take
•We will not make changes without giving you clear information ahead of time
Q: Will my relationship manager or primary banker change?
A: We expect many of the same bankers who currently serve you at Highpoint to continue serving you as part of Independent Bank. Our goal is to preserve the local relationships you rely on today while providing access to a broader network and more capabilities.
Q: Will branch hours or locations change?
A: We do not expect changes to your existing Highpoint branch locations as they are strategically part of connecting our combined markets. If any adjustments to hours or locations are planned in the future, we will communicate them clearly and ahead of time, so you know what to expect.
Q: After conversion, can I use Independent Bank branches and ATMs?

A: Yes. Once the conversion is complete in the fall, Highpoint locations will become part of the Independent Bank network. At that point, you can expect to use both former Highpoint locations and existing Independent Bank branches and ATMs as part of a single, integrated network. We will provide details and timing in advance, so you’ll know exactly when this access begins and how to use it.
Q: Is my money safe through this transition?
A: Yes. Highpoint and Independent Bank are both strong, community‑focused institutions. This merger is about expanding service and convenience, not reducing it. Your deposits will continue to be protected in the same way they are today, subject to applicable FDIC insurance limits.
Q: Do I need to change how I bank today?
A: No. Until we complete the system conversion in the fall:
•Continue using your Highpoint checks and Debit/ATM cards
•Continue logging in through Highpoint online and mobile banking
•Continue visiting Highpoint branches and using the ATMs as you do today
•We will tell you when and how to switch to Independent Bank systems, cards, or checks once timing is finalized.
Q: What if I have questions you can’t answer yet?
A: Our teams at Highpoint and Independent Bank are still finalizing the details for the fall conversion. As those plans are completed, we will share specific information and instructions well in advance. In the meantime, we’re collecting questions like yours so we can address them in future communications.
We will continue to provide updated FAQs and notices as more details are finalized.

Highpoint Community Bank Acquisition Customer/Community Partner Talking Points for Independent Bank Employees

Q: I heard Independent Bank is merging with Highpoint Community Bank. Is that true?
A: Yes. Independent Bank Corporation, the parent company of Independent Bank, has entered into a definitive merger agreement with HCB Financial Corp., the parent company of Highpoint Community Bank. This is an early step in the process. The merger is still subject to shareholder and regulatory approval and has not yet been completed.
Q: Is Independent Bank changing its name because of this merger?
A: No. Independent Bank’s name is not changing. Independent Bank will continue to operate under the Independent Bank name. Over time, Highpoint Community Bank is expected to become part of the Independent Bank network.
Q: What changes for me as an Independent Bank customer right now?
A: Nothing is changing for you at this time. Your accounts, account numbers, checks, debit cards, online and mobile banking, loans, statements, fees, and rates all remain the same. Please continue to bank exactly as you do today.
Q: Will my accounts, products or services at Independent Bank change in the future because of this merger?
A: We do not plan or expect changes to your existing accounts, products or services as a result of this planned merger. If any changes are ever planned that affect you, we will always communicate them clearly and in advance.
Q: Will my relationship manager or primary banker change?
A: We do not plan or expect changes to your relationship managers or primary contacts. You will continue to work with the same local bankers and teams you rely on today.
Q: Can Highpoint Community Bank customers use Independent Bank branches or services?
A: Not at this time. Highpoint customers must continue to use Highpoint branches and channels until the transaction is complete and we communicate otherwise.
Q: When will I see any changes or be able to use Highpoint locations through Independent Bank?

A: Timing depends on receiving shareholder and regulatory approvals and then completing system integration. We will share specific dates and details well in advance. Until then, nothing about how you bank with Independent Bank is changing.
Q: Is my money still safe? Is Independent Bank stable?
A: Yes. Independent Bank remains a strong, community‑focused bank. This planned acquisition is about expanding our reach and convenience, not reducing service. Your deposits remain protected in the same way they are today.
Q: Will branch hours or locations change at Independent Bank because of this?
A: We do not expect changes to your existing Independent Bank branch relationships as a result of this announcement. If any changes are ever planned, we will communicate them clearly and ahead of time.
Q: Why is Independent Bank doing this merger?
A: Highpoint Community Bank shares our focus on relationship‑based community banking and strong local involvement. Bringing our organizations together over time is intended to expand our footprint and provide greater convenience and access for customers and communities.
Q: When will the two banks combine?
A: The two banks will combine under the Independent Bank name after shareholder and regulatory approvals are received, and the core banking system conversion is completed, with the goal of having these steps finished and the banks fully combined by the end of the year.